UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/ME nº 02.558.157/0001-62
NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of CVM Resolution No 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that, on this date, POP Internet Ltda. (“POP Internet”), wholly-owned subsidiary of the Company, concluded the acquisition of all shares issued by Vale Saúde Administradora de Cartões S.A. (“Vale Saúde Sempre”) pursuant to the “Agreement for the Purchase and Sale of Shares and Other Covenants” entered into on this date (“Transaction”). The Transaction may reach a maximum total amount of up to R$ 60.000.000,00 (sixty million reais), subject to the achievement of operational and financial metrics agreed between the parties.

The Transaction documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification and others. The consummation of the Transaction is not subject to prior approval by the Administrative Council for Economic Defense (CADE), and was also preceded by a financial, administrative, legal, fiscal, operational and technological diligence.

Vale Saúde Sempre (www.valesaudesempre.com.br) is a start-up that acts as a healthcare services marketplace, connecting its customers to a wide medical-hospital network with national coverage, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the customer can hire appointments (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners. It currently has 250,000 users and, over the last 3 years, its net revenue has grown at a rate of 64% per year.

The Transaction strengthens the Company’s positioning as a digital ecosystem, promoting services that are relevant and complementary to its business model. The differentiated assets of Telefônica Brasil, such as its brand, extensive customer base with high payment recurrence and capillarity of on-site and digital distribution channels, will make it possible to scale Vale Saúde Sempre’s business in a sustainable manner, expanding the Company’s portfolio to new digital services in the healthcare value chain.

São Paulo, March 03, 2023.

David Melcon Sanchez-Friera
CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 3, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director